Date:	October 25, 2006		
Contact:	Neal A. Petrovich, Senior Vice President and Chief Financial Officer		
	434-773-2242 petrovichn@amnb.com		
Traded:	NASDAQ Global Select Market	**Symbol:**	AMNB

AMERICAN NATIONAL BANKSHARES INC. ANNOUNCES INCREASED EARNINGS FOR THIRD QUARTER

Danville, VA -- American National Bankshares Inc. (NASDAQ: AMNB), parent company of American National Bank and Trust Company, announced third quarter 2006 net income of $3.1 million, a 34.2% increase over the third quarter of 2005. Earnings per share were $0.50 on both a basic and diluted basis, representing a 19.0% increase over the year earlier quarter.

"I am pleased to such significant increases in our earnings," stated Charles H. Majors, President and Chief Executive Officer. "The successful acquisition of Community First Financial Corporation on April 1, 2006, and the effective integration of its offices have positively impacted earnings earlier than anticipated and provide the Company with greater growth opportunities going forward."

EARNINGS

Net Interest Income

Comparing the third quarter of 2006 to the third quarter of 2005, net interest income, the Company's largest source of revenue, increased $1.6 million, or 26.5%. The improvement was due largely to the acquisition of Community First, which significantly increased the Company's interest-earning assets. Third quarter 2006 net interest income included $200,000 related to purchase accounting adjustments for Community First's loans and certificates of deposit. Excluding these purchase accounting adjustments, net interest income increased $1.4 million or 23.1%. Compared to the second quarter of 2006, net interest income declined $205,000 or 2.7%, due to a reduction in earning assets.

The Company's net interest margin, on a fully taxable equivalent basis, was 4.26% during the third quarter of 2006, as compared with 4.24% during the second quarter of 2006 and 4.21% during the third quarter of 2005. Excluding the effects of the aforementioned purchase accounting adjustments, the net interest margin was 4.14% in the recently completed quarter.

Noninterest Income

Noninterest income rose 11.9% from $1.9 million in the third quarter of 2005 to $2.1 million in the third quarter of 2006. The increase is primarily the result of higher trust fees and deposit account service charge income. Noninterest income decreased $129,000 or 5.7% over the second quarter of 2006, due to fluctuations in trust fees, lower mortgage banking activity, and a decrease in deposit account service charge income.

Noninterest Expense

Noninterest expense increased $695,000 from the third quarter of 2005 to 2006, due in large part to the impact of the Community First acquisition and an increase in pension and other employee benefit expenses. Comparing the second and third quarters of 2006, noninterest expense declined $239,000 or 4.5%, due primarily to salary and other cost savings from the Community First acquisition.

BALANCE SHEET

Earning Assets

Average earning assets increased from $589.8 million in the third quarter of 2005 to $729.6 million in the recently completed quarter, primarily as a result of loans acquired from Community First. Average loans were $546.0 million during the third quarter of 2006, compared with $413.6 million in the third quarter of 2005.

Average earning assets declined $20.2 million, or 2.7% from the second to the third quarter of 2006, due to an $8.4 million decline in the investment portfolio, a $7.1 million reduction in deposit balances maintained at other financial institutions, and a $4.7 million decrease in average loans.

Deposits

Average deposits were $616.5 million during the recently completed quarter, up from $476.6 million during the comparable 2005 period; the increase is primarily related to the acquisition of Community First. Average deposits declined $21.5 million or 3.4% from the second quarter of 2006. This decrease includes the maturity of brokered certificates of deposit acquired from Community First and seasonal decreases in municipal deposits.

Allowance for Loan Losses and Credit Quality

The allowance for loan losses was $8.2 million or 1.49% of loans at September 30, 2006, down significantly from 2.08% at September 30, 2005, and the same as the levels recorded at June 30, 2006. Nonperforming assets were $5.9 million or 0.75% of assets at September 30, 2006, compared with 1.49% one year earlier and 0.61% at June 30, 2006. Included in the September 30, 2006 amount were $1.3 million of loans ninety days or more past due but still accruing interest. Of this amount, $1.0 million relates to a loan which has since been paid.

About American National

American National Bankshares Inc. is the holding company of American National Bank and Trust Company, a community bank with eighteen full service offices serving the areas of Danville, Pittsylvania County, Martinsville, Henry County, South Boston, Halifax County, Lynchburg, Bedford, Bedford County, Campbell County, and portions of Nelson County in Virginia, along with portions of Caswell County in North Carolina. The Bank also operates a loan production office in Greensboro, North Carolina.

American National Bank and Trust Company provides a full array of financial products and services, including commercial, mortgage, and consumer banking; trust and investment services; and insurance. Services are also provided through twenty-three ATMs, "AmeriLink" Internet banking, and 24-hour "Access American" phone banking. Additional information is available on the Bank's website at www.amnb.com. The shares of American National Bankshares Inc. are traded on the NASDAQ Global Select Market under the symbol "AMNB."

This press release may contain "forward-looking statements," within the meaning of federal securities laws that involve significant risks and uncertainties. Statements herein are based on certain assumptions and analyses by the Corporation and are factors it believes are appropriate in the circumstances. Actual results could differ materially from those contained in or implied by such statements for a variety of reasons including, but not limited to: changes in interest rates; changes in accounting principles, policies, or guidelines; significant changes in the economic scenario; significant changes in regulatory requirements; and significant changes in securities markets. Consequently, all forward-looking statements made herein are qualified by these cautionary statements and the cautionary language in the Corporation's most recent Form 10-K report and other documents filed with the Securities and Exchange Commission. American National Bankshares Inc. does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

American National Bankshares Inc. and Subsidiary

Consolidated Balance Sheets

(Dollars in thousands, except share data)

Unaudited

		September 30		
ASSETS		2006		2005
Cash and due from banks	$	24,390	$	17,457
Interest-bearing deposits in other banks		467		6,407
Securities available for sale, at fair value		155,468		146,922
Securities held to maturity		14,201		19,050
Total securities		169,669		165,972
Loans held for sale		1,158		1,379
Loans, net of unearned income		549,229		409,219
Less allowance for loan losses		(8,170)		(8,515)
Net Loans		541,059		400,704
Bank premises and equipment, net		12,310		7,660
Goodwill		22,489		-
Core deposit intangibles, net		2,937		171
Accrued interest receivable and other assets		18,155		11,465
Total assets	$	792,634	$	611,215

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities:				
Demand deposits -- noninterest-bearing	$	104,403	$	90,880
Demand deposits -- interest-bearing		103,923		79,553
Money market deposits		51,401		42,035
Savings deposits		75,473		80,688
Time deposits		267,990		184,142
Total deposits		603,190		477,298
Repurchase agreements		37,152		41,873
FHLB borrowings		32,500		17,275
Trust preferred capital notes		20,619		-
Accrued interest payable and other liabilities		4,285		2,855
Total liabilities		697,746		539,301
Shareholders' equity:				
Common stock, $1 par, 10,000,000 shares authorized,				
6,166,050 shares outstanding at September 30, 2006 and				
5,437,789 shares outstanding at September 30, 2005		6,166		5,438
Capital in excess of par value		26,426		9,463
Retained earnings		63,112		57,661
Accumulated other comprehensive income (loss), net		(816)		(648)
Total shareholders' equity		94,888		71,914
Total liabilities and shareholders' equity	$	792,634	$	611,215

American National Bankshares Inc. and Subsidiary

Consolidated Statements of Income

(Dollars in thousands, except per share data)

Unaudited

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Interest Income:				
Interest and fees on loans	$ 10,210	$ 6,535	$ 27,255	$ 18,949
Interest and dividends on securities:				
Taxable	1,314	969	3,824	3,109
Tax-exempt	432	507	1,313	1,531
Dividends	83	50	218	155
Other interest income	112	83	535	153
Total interest income	12,151	8,144	33,145	23,897
Interest Expense:				
Deposits	3,699	1,736	9,544	4,868
Repurchase agreements	376	250	1,020	617
Other borrowings	226	224	681	719
Trust preferred capital notes	344	-	664	-
Total interest expense	4,645	2,210	11,909	6,204
Net Interest Income	7,506	5,934	21,236	17,693
Provision for Loan Losses	125	180	605	720
Net Interest Income After Provision for Loan Losses	7,381	5,754	20,631	16,973
Noninterest Income:				
Trust and investment services	843	731	2,483	2,218
Service charges on deposit accounts	696	628	2,004	1,819
Other fees and commissions	287	277	888	801
Mortgage banking income	172	213	508	478
Securities gains, net	9	-	47	45
Other	131	62	376	575
Total noninterest income	2,138	1,911	6,306	5,936
Noninterest Expense:				
Salaries	2,355	2,226	6,866	6,147
Pension and other employee benefits	649	509	1,971	1,480
Occupancy and equipment	775	631	2,165	1,865
Bank franchise tax	171	136	481	408
Core deposit intangible amortization	134	88	307	313
Other	1,033	832	3,066	2,420
Total noninterest expense	5,117	4,422	14,856	12,633
Income Before Income Tax Provision	4,402	3,243	12,081	10,276
Income Tax Provision	1,301	933	3,572	2,959
Net Income	$ 3,101	$ 2,310	$ 8,509	$ 7,317
Net Income Per Common Share:				
Basic	$ 0.50	$ 0.42	$ 1.44	$ 1.34
Diluted	$ 0.50	$ 0.42	$ 1.43	$ 1.33
Average Common Shares Outstanding:				
Basic	6,165,268	5,441,664	5,926,599	5,474,514
Diluted	6,195,972	5,481,179	5,960,556	5,518,928

Financial Highlights

American National Bankshares Inc. and Subsidiary

(Dollars in thousands, except share data, unaudited)		Three Months Ended September 30,				Nine Months Ended September 30,		
		2006	2005	Change		2006	2005	Change
EARNINGS								
Interest income	$	12,151 $	8,144	49.2%	$	33,145 $	23,897	38.7%
Interest expense		4,645	2,210	110.2		11,909	6,204	92.0
Net interest income		7,506	5,934	26.5		21,236	17,693	20.0
Provision for loan losses		125	180	(30.6)		605	720	(16.0)
Noninterest income		2,138	1,911	11.9		6,306	5,936	6.2
Noninterest expense		5,117	4,422	15.7		14,856	12,633	17.6
Income taxes		1,301	933	39.4		3,572	2,959	20.7
Net income		3,101	2,310	34.2		8,509	7,317	16.3
PER COMMON SHARE								
Earnings per share - basic	$	0.50 $	0.42	19.0%	$	1.44 $	1.34	7.5%
Earnings per share - diluted		0.50	0.42	19.0		1.43	1.33	7.5
Cash dividends paid		0.22	0.21	4.8		0.65	0.62	4.8
Book value per share						15.39	13.22	16.4
Book value per share - tangible (a)						11.27	13.19	(14.6)
Closing market price						23.68	23.43	1.1
FINANCIAL RATIOS								
Return on average assets		1.56%	1.50%	6 bp		1.50%	1.58%	(8) bp
Return on average equity		13.24	12.88	36		12.67	13.67	(100)
Return on average tangible equity (b)		18.75	13.27	548		16.12	14.15	197
Average equity to average assets		11.76	11.66	10		11.85	11.54	31
Net interest margin (FTE)		4.26	4.21	5		4.17	4.15	2
Efficiency ratio		53.35	54.40	(105)		53.74	51.66	208
PERIOD END BALANCES								
Securities					$	169,669 $	165,972	2.2%
Loans held for sale						1,158	1,379	(16.0)
Loans, net of unearned income						549,229	409,219	34.2
Goodwill and other intangibles						25,426	131	N/A
Assets						792,634	611,215	29.7
Assets - tangible (a)						767,208	611,084	25.5
Deposits						603,190	477,298	26.4
Repurchase agreements						37,152	41,873	(11.3)
FHLB borrowings						32,500	17,275	88.1
Trust preferred capital notes						20,619	-	N/A
Shareholders' equity						94,888	71,914	31.9
Shareholders' equity - tangible (a)						69,462	71,743	(3.2)
AVERAGE BALANCES								
Securities	$	175,050 $	166,478	5.1%	$	177,927 $	173,178	2.7%
Total loans		545,991	413,647	32.0		509,866	414,940	22.9
Interest-earning assets		729,551	589,808	23.7		702,881	594,963	18.1
Goodwill and other intangibles		25,505	197	N/A		17,382	305	N/A
Assets		796,446	615,162	29.5		755,301	618,607	22.1
Assets - tangible (a)		770,941	614,965	25.4		737,919	618,302	19.3
Interest-bearing deposits		509,483	385,640	32.1		486,706	397,057	22.6
Deposits		616,547	476,562	29.4		588,883	481,231	22.4
Repurchase agreements		42,670	46,187	(7.6)		41,683	43,287	(3.7)
Other borrowings		38,114	17,970	112.1		31,476	20,218	55.7
Shareholders' equity		93,647	71,719	30.6		89,531	71,359	25.5

Shareholders' equity - tangible (a)	68,142	71,522	(4.7)		72,149	71,054	1.5
CAPITAL							
Average shares outstanding - basic	6,165,268	5,441,664	13.3%		5,926,599	5,474,514	8.3%
Average shares outstanding - diluted	6,195,972	5,481,179	13.0		5,960,556	5,518,928	8.0
Shares repurchased	3,000	15,100	(80.1)		34,200	94,450	(63.8)
Average price of shares repurchased	$ 23.35	$ 23.73	(1.6)		$ 23.29	$ 24.41	(4.6)
ALLOWANCE FOR LOAN LOSSES							
Beginning balance	$ 8,208	$ 8,378	(2.0)%		$ 6,109	$ 7,982	(23.5)%
Allowance acquired in merger					$ 1,598		
Provision for loan losses	125	180	(30.6)		605	720	(16.0)
Charge-offs	(239)	(105)	127.6		(465)	(377)	23.3
Recoveries	76	62	22.6		323	190	70.0
Ending balance	$ 8,170	$ 8,515	(4.1)		$ 8,170	$ 8,515	(4.1)
NONPERFORMING ASSETS							
Nonperforming loans:							
90 days past due					$ 1,276	$ -	N/A%
Nonaccrual					4,345	9,000	(51.7)
Foreclosed real estate					312	125	149.6
Nonperforming assets					$ 5,933	$ 9,125	(35.0)
ASSET QUALITY RATIOS (c)							
Net chargeoffs to average loans	0.12%	0.04%	8 bp		0.04%	0.06%	(2) bp
Nonperforming assets to total assets					0.75	1.49	(74)
Nonperforming loans to total loans					1.02	2.20	(118)
Allowance for loan losses to total loans					1.49	2.08	(59)
Allowance for loan losses to nonperforming loans					1.45 X	0.95 X	50

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Balance sheet amounts used in calculations are based on period end balances
bp - Change is measured as difference in basis points
FTE - Fully taxable equivalent basis
N/A - Percentage change is not applicable or not meaningful